UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                             SS&C Technologies, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                    85227Q100
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                                    Page 2 of 7 pages


CUSIP NO.    85227Q100             13G


1.    Name of Reporting Person            General Atlantic Partners 15, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                   0

Beneficially          (6)     Shared Voting Power                 2,802,640

Owned by Each         (7)     Sole Dispositive Power              0

Reporting Person      (8)     Shared Dispositive Power            2,802,640



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            2,802,640


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9             21.2%


12.   Type of Reporting Person                        PN









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                                                    Page 3 of 7 pages


CUSIP NO.    85227Q100             13G


1.    Name of Reporting Person            GAP Coinvestment Partners, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]



3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  New York


Number of Shares      (5)     Sole Voting Power                   0

Beneficially          (6)     Shared Voting Power                 2,802,640

Owned by Each         (7)     Sole Dispositive Power              0

Reporting Person      (8)     Shared Dispositive Power            2,802,640



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            2,802,640


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9             21.2%


12.   Type of Reporting Person                        PN








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                                                    Page 4 of 7 pages

CUSIP No. 85227Q100


Item 1.      (a)   Name of Issuer
                   --------------
             SS&C Technologies, Inc.

             (b)   Address of Issuer's Principal Executive Offices
                   -----------------------------------------------
             Corporate Place
             705 Bloomfield Avenue
             Bloomfield, CT 06002

Item 2.      (a)   Names of Persons Filing
                   -----------------------
             General Atlantic Partners 15, L.P. ("GAP 15")
             GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP 15, the "Reporting Persons")

             (b)   Address of Principal Business Office
                   ------------------------------------
             c/o General Atlantic Service Corporation
             3 Pickwick Plaza
             Greenwich, CT 06830

             (c)   Citizenship
                   -----------
             GAP 15 -- Delaware
             GAPCO -- New York

             (d)   Title of Class of Securities
                   ----------------------------
             Common Stock, par value $.01 per share (the "Shares")

             (e)   CUSIP Number
                   ------------
             85227Q100

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d- 2(b).







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                                                    Page 5 of 7 pages

CUSIP No. 85227Q100


Item 4.      As of December 31, 1996, GAP 15 and GAPCO owned of record
             2,569,300 Shares and 233,340 Shares, respectively, or 19.5% and 1.7%, respectively, of the issued and outstanding Shares. The general partner of GAP 15 is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds,
             J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 1996, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,802,640 Shares or 21.2% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,802,640 Shares that may be deemed to be owned beneficially by each of them.

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------
             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------
             See Item 4.

Item 7.      Identification and Classification of Subsidiary Which Acquired the
             ------------------------------------------------------------------
             Security Being Reported on By the Parent Holding Company
             --------------------------------------------------------
             Not applicable.

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------
             See Item 4.

Item 9.      Notice of Dissolution of Group
             ------------------------------
             Not applicable.







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                                                    Page 6 of 7 pages

CUSIP No. 85227Q100


Item 10.     Certification
             -------------
             Not applicable.





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                                                    Page 7 of 7 pages

CUSIP No. 85227Q100
                               SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      GENERAL ATLANTIC PARTNERS 15, L.P.

                      By:  GENERAL ATLANTIC PARTNERS, LLC
                           its General Partner


                           By:      /s/ Stephen P. Reynolds
                              --------------------------------------
                              Stephen P. Reynolds,
                              a Managing Member

                      GAP COINVESTMENT PARTNERS, L.P.


                      By:      /s/ Stephen P. Reynolds
                         --------------------------------------
                         Stephen P. Reynolds
                         General Partner